U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                                    Name of issuer or person filing (“Filer”):

AGNICO EAGLE MINES LIMITED

B.                                    (1)           This is [check one]:

☒           an original filing for the Filer

☐            an amended filing for the Filer

(2)                                 Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)    ☐

C.                                    Identify the filing in conjunction with which this Form being filed:

Name of registrant:  Agnico Eagle Mines Limited

Form type:  Form 40-F

File Number (if known):  001-13422

Filed by:  Agnico Eagle Mines Limited

Date Filed (if filed concurrently, so indicate):  March 26, 2014, filed concurrently with Form 40-F.

D.                                    The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at Suite 400, 145 King Street East, Toronto, Ontario, Canada  M5C 2Y7; Telephone No. (416) 947-1212.

E.                                     The Filer designates and appoints Davies Ward Phillips & Vineberg LLP (“Agent”) located at 900 Third Avenue, 24th Floor, New York, New York  10022 U.S.A., Attention: Gerald D. Shepherd, telephone no. (212) 588-5500, as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of any such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.  The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F, the securities to which the Form 40-F relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 26th day of March, 2014.

AGNICO EAGLE MINES LIMITED

By:	/s/ David Smith
	Name:	David Smith
	Title:	Senior Vice-President, Finance and Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

DAVIES WARD PHILLIPS & VINEBERG LLP

By:	/s/ Gerald D. Shepherd
Name:	Gerald D. Shepherd
Title:	Partner

Date: March 26, 2014